Exhibit 99.1

SOLAI Limited Receives Additional Notice Regarding NYSE Continued Listing Standards

AKRON, Ohio, May 26, 2026 /PRNewswire/ – SOLAI Limited (NYSE: SLAI) (previously traded under “BTCM”) (“SOLAI” or the “Company”), a technology-driven personal AI and digital infrastructure provider, today announced that it received a letter from the New York Stock Exchange (the “NYSE”), dated April 27, 2026, notifying the Company that it was not in compliance with applicable market capitalization and equity criteria (the “Market Cap and Equity Criteria”) in the NYSE’s continued listing standards because, as of April 24, 2026, the Company’s (i) average total market capitalization was less than US$50 million over a consecutive 30 trading-day period, and (ii) last reported stockholders’ equity as of December 31, 2025 was less than US$50 million.

In accordance with procedures in the NYSE’s Listed Company Manual, the Company has 90 calendar days following its receipt of the notice to submit a business plan to the NYSE that demonstrates how the Company intends to regain compliance with the Market Cap and Equity Criteria within 18 months of receipt of the notice. The Company has already acknowledged receipt of the notice and intends to develop and submit such a business plan to the NYSE. The business plan will then be reviewed for final disposition by the NYSE. Any outstanding listing or annual fees must be paid in full before the business plan is submitted to and reviewed by the NYSE.

If the NYSE accepts the plan, the Company will be subject to quarterly monitoring for compliance with the business plan. If the NYSE does not accept the business plan, the Company will be subject to suspension by the NYSE and delisting by the SEC.

Notwithstanding the foregoing, the NYSE may take accelerated delisting action if the Company’s American Depositary Shares (“ADSs”) trade at levels viewed to be “abnormally low,” which the NYSE generally views as trading below US$0.10.

The NYSE notice does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements, or its contractual obligations. The notice has no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards, including the conditions set forth in the NYSE’s letter dated January 29, 2026 for noncompliance with the US$1.00 over a 30 trading-day average price standard, and other rights of the NYSE to delist the ADSs. The cure periods under the different standards work independently of each other, and the NYSE could take delisting action under one standard while the Company remains in the cure period for the other. The Company will continue to be included in the list of NYSE noncompliant issuers, and the below compliance (“.BC”) indicator will continue to be disseminated with the Company’s ticker symbol(s). The website posting and .BC indicator will be removed when the Company has regained compliance with all applicable continued listing standards.

About SOLAI Limited

SOLAI Limited (previously known as “BIT Mining Limited”) (NYSE: SLAI) (previously traded under “BTCM”) is a technology-driven personal AI and digital infrastructure provider. Building upon its historical legacy in digital asset mining and blockchain network operations, the Company is leveraging extensive experience in large-scale hardware deployment, data center operations, and high-performance computing to build the foundational infrastructure for personal AI computing and digital asset ecosystems globally.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. These forward-looking statements include, without limitation, statements regarding the Company’s plans to develop and submit a business plan to the NYSE, satisfy applicable requirements under the NYSE Listed Company Manual, and regain compliance with the NYSE’s continued listing standards. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For further information:

SOLAI Limited

ir@solai.com

ir.solai.com

www.solai.com

Christensen Advisory

Jason Ng

Tel: +852-2117-0861

Email: solai@christensencomms.com